# Dreyfus Institutional Money Market Fund

**SEMIANNUAL REPORT** June 30, 2008





BNY MELLON
ASSET MANAGEMENT

**Dreyfus**

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Institutional Money Market Fund, covering the six-month period from January 1, 2008, through June 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, the Federal Reserve Board's accommodative monetary policy and innovative measures to inject liquidity into the banking system have helped to mitigate some of the market instability directly caused by the ongoing credit situation. But a degree of economic uncertainty still remains throughout other long-term asset classes, and the result has been record asset flows into the money markets from investors seeking a relatively safe haven.

While the FOMC continued to reduce the overnight rate through to its meeting on April 30, it maintained the current level of 2% at its latest meeting on June 25. Statements from that meeting suggested that it intends on remaining in a holding pattern in an attempt to help alleviate inflationary pressure. So now, money market asset managers continue to monitor future economic data and the federal futures markets for indications of what to expect with regards to current yields and interest rates. In times like these, your financial advisor can help you assess current risks and your need for liquidity, and take advantage of potential long-term opportunities in other asset classes, given your individual needs and financial goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
July 15, 2008



## DISCUSSION OF FUND PERFORMANCE

*For the period of January 1, 2008, through June 30, 2008, as provided by Bernard W. Kiernan, Jr., Senior Portfolio Manager*

### Fund and Market Performance Overview

For the six-month period ended June 30, 2008, Dreyfus Institutional Money Market Fund's Money Market Series produced an annualized yield of 2.97%, and its Government Securities Series produced an annualized yield of 1.37%. Taking into account the effects of compounding, the fund's Money Market Series and Government Securities Series also produced annualized effective yields of 3.01% and 1.38%, respectively.[1]

Money market yields declined over much of the reporting period as the Federal Reserve Board (the "Fed") continued to reduce short-term interest rates in an attempt to stimulate U.S. economic growth.

### The Fund's Investment Approach

Each Series seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund's Money Market Series invests in a diversified portfolio of high-quality, short-term debt securities, including securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic banks or foreign branches of domestic banks, repurchase agreements, including tri-party repurchase agreements, asset-backed securities, commercial paper and other short-term corporate obligations of domestic issuers, including those with floating or variable rates of interest, and dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies. Normally, the Money Market Series invests at least 25% of its total assets in bank obligations.

The fund's Government Securities Series invests only in short-term securities issued or guaranteed as to principal and interest by the U.S. government and repurchase agreements, including tri-party repurchase agreements.

### The Fed Addressed an Economic Slump and Credit Crisis

Turmoil in the sub-prime mortgage market, slumping U.S. housing markets and resurgent energy prices already had led to economic concerns by the start of 2008, causing investors to reassess their attitudes toward risk. The resulting tightness in credit markets and heavy sub-prime related losses among global financial institutions prompted the Fed to reduce short-term interest rates. As a result, 2008 began with an overnight federal funds rate of 4.25%, down from 5.25% a few months earlier.

The economy continued to show signs of weakness in January, including the first monthly job losses in more than four years. Congress passed legislation to stimulate the economy, and the Fed reduced the federal funds rate by 125 basis points, to 3.00%, in two separate moves. However, more job losses were reported in February, and pressures on U.S. financial institutions remained intense.

In March, non-farm payrolls shrank by another 80,000 jobs, and the unemployment rate climbed from 4.80% to 5.10%. The Fed continued to take aggressive policy action, reducing the federal funds rate to 2.25%. In addition, the Fed announced an expansion of its Term Securities Lending Facility, making $200 billion of Treasury securities available to Wall Street firms in an unprecedented program that allowed borrowers to use certain mortgage-backed securities as collateral. The first quarter ended with a GDP growth rate of 1.00%.

More job losses followed in April, and the Fed continued to reduce the federal funds rate, driving the overnight rate to 2.00%. However, inflation accelerated along with energy and food prices, and businesses attempted to pass along higher costs to their customers. As inflationary pressures intensified, some analysts forecast that the Fed's next move would be toward higher short-term interest rates.

Economic data in May was mixed. On one hand, the U.S. economy lost an additional 49,000 jobs, the unemployment rate jumped to 5.50% and the average cost of gasoline in the United States surpassed $4.00 per gallon. On the other hand, retail sales improved by 1.00%, suggesting that tax rebate checks might be having the desired effect of boosting consumer spending.

June proved to be a difficult month for the U.S. economy and financial markets. Reports of 62,000 additional job losses and revelations of new sub-prime related write-downs by major banks sparked renewed volatility in the stock and bond markets and largely dashed expectations of a rate hike over the foreseeable future. For its part, the Fed left the federal funds rate unchanged at 2.00% in late June, citing uncertainty about the inflation outlook.

### Longer Maturities Captured Higher Yields

As the credit crisis unfolded and the Fed cut short-term interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Moreover, demand for money market instruments surged from investors engaged in a "flight to quality." In this environment, we maintained each Series' weighted average maturity in a position we considered longer than industry averages.

At this uncertain juncture, the Fed and market participants will be closely watching economic data for signs of renewed strength and a moderation of inflation. The fund continues to monitor developments and stands ready to make adjustments in its portfolio as it deems appropriate.

July 15, 2008

*An investment in either Series is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in either Series.*

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Money Market Fund from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended June 30, 2008

|  | Money Market Series | Government Securities Series |
|---|---|---|
| Expenses paid per $1,000† | $ 3.41 | $ 4.99 |
| Ending value (after expenses) | $1,014.90 | $1,006.80 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

|  | Money Market Series | Government Securities Series |
|---|---|---|
| Expenses paid per $1,000† | $ 3.42 | $ 5.02 |
| Ending value (after expenses) | $1,021.48 | $1,019.89 |

† *Expenses are equal to the fund's annualized expense ratio of .68% for Money Market Series and 1.00% for Government Securities Series; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

## MONEY MARKET SERIES
June 30, 2008 (Unaudited)

| Negotiable Bank Certificates of Deposit−18.4% | Principal Amount ($) | Value ($) |
|---|---|---|
| Branch Banking & Trust Co. 2.89%, 11/5/08 | 3,000,000 | 3,000,000 |
| Fifth Third Bank 2.80%, 11/10/08 | 5,000,000 | 5,000,000 |
| Harris N.A. 2.91%, 8/6/08 | 2,000,000 | 2,000,175 |
| State Street Bank and Trust Co., Boston, MA 3.00%, 10/20/08 | 3,000,000 | 3,000,000 |
| Wilmington Trust Co., DE 2.78%, 8/8/08 | 5,000,000 | 5,000,000 |
| **Total Negotiable Bank Certificates of Deposit** (cost $18,000,175) | | **18,000,175** |

| Commercial Paper−71.0% | | |
|---|---|---|
| Atlantic Asset Securitization LLC 2.74%, 9/22/08 | 4,000,000 a | 3,975,100 |
| Atlantis One Funding Corp. 3.25%, 12/19/08 | 4,000,000 a | 3,939,200 |
| Barclays U.S. Funding Corp. 2.70%, 10/6/08 | 2,000,000 | 1,985,639 |
| Calyon North America Inc. 2.75%−2.90%, 8/15/08−10/6/08 | 5,000,000 | 4,970,957 |
| Canadian Imperial Holdings 2.79%, 10/9/08 | 2,000,000 | 1,984,722 |
| Cancara Asset Securitisation Ltd. 3.05%, 7/21/08 | 4,000,000 a | 3,993,267 |
| CHARTA LLC 2.96%, 8/13/08 | 2,000,000 a | 1,993,024 |
| CIESCO LLC 2.62%, 8/28/08 | 5,000,000 a | 4,979,055 |
| Citigroup Funding Inc. 2.83%, 10/7/08 | 4,000,000 | 3,969,620 |
| Commerzbank U.S. Finance Inc. 3.06%, 8/20/08 | 3,000,000 | 2,987,437 |
| Dexia Delaware LLC 2.66%, 8/12/08 | 5,000,000 | 4,984,600 |
| FCAR Owner Trust, Ser. I 3.17%, 7/15/08 | 3,000,000 | 2,996,360 |

| Commercial Paper (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Gotham Funding Corp. | | |
| 2.74%, 9/25/08 | 2,000,000 a | 1,987,100 |
| Greenwich Capital Holdings Inc. | | |
| 2.71%, 10/7/08 | 3,000,000 | 2,978,195 |
| Morgan Stanley | | |
| 3.87%, 7/14/08 | 3,000,000 | 2,995,883 |
| Natexis Banques Populaires US Finance Co. LLC | | |
| 2.79%, 8/5/08 | 5,000,000 | 4,986,510 |
| Santander Central Hispano Finance (Delaware) Inc. | | |
| 2.66%, 9/17/08 | 4,000,000 | 3,977,207 |
| Scaldis Capital Ltd. | | |
| 3.04%, 7/25/08 | 4,000,000 a | 3,991,947 |
| Three Pillars Funding LLC | | |
| 2.75%, 7/1/08 | 2,000,000 a | 2,000,000 |
| UBS Finance Delaware LLC | | |
| 2.87%, 9/5/08 | 4,000,000 | 3,979,247 |
| **Total Commercial Paper** | | |
| (cost $69,655,070) | | **69,655,070** |
| **Corporate Note–2.0%** | | |
| Wachovia Bank, N.A. | | |
| 2.84%, 9/24/08 | | |
| (cost $1,994,149) | 2,000,000 b | **1,994,149** |
| **Promissory Note–2.0%** | | |
| Goldman Sachs Group Inc. | | |
| 3.00%, 9/12/08 | | |
| (cost $2,000,000) | 2,000,000 c | **2,000,000** |
| **Time Deposit–3.1%** | | |
| Key Bank U.S.A., N.A. (Grand Cayman) | | |
| 2.12%, 7/1/08 | | |
| (cost $3,000,000) | 3,000,000 | **3,000,000** |

| Repurchase Agreement−4.1% | Principal Amount ($) | Value ($) |
|---|---|---|
| Merrill Lynch & Co. Inc. | | |
| 2.65%, dated 6/30/08, due 7/1/08 in the amount of | | |
| $4,000,294 (fully collateralized by $4,800,000 | | |
| Corporate Bonds, 5.40%, due 12/1/15, value $4,122,960) | | |
| (cost $4,000,000) | 4,000,000 | **4,000,000** |
| **Total Investments** (cost $98,649,394) | **100.6%** | **98,649,394** |
| **Liabilities, Less Cash and Receivables** | **(.6%)** | **(584,687)** |
| **Net Assets** | **100.0%** | **98,064,707** |

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2008, these securities amounted to $26,858,693 or 27.4% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 6/17/08 at a cost of $2,000,000. At June 30, 2008, the aggregate value of this security is $2,000,000 representing 2.0% of net assets and is valued at cost.*

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Banking | 69.0 | Repurchase Agreement | 4.1 |
| Asset-Backed/ | | Asset-Backed/Single Seller | 3.1 |
|   Multi-Seller Programs | 19.3 | | |
| Brokerage Firms | 5.1 | | **100.6** |

[†] *Based on net assets.*

*See notes to financial statements.*

# STATEMENT OF INVESTMENTS

## GOVERNMENT SECURITIES SERIES
June 30, 2008 (Unaudited)

| U.S. Treasury Bills−12.9% | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| 12/26/08 (cost $4,949,196) | 2.08 | 5,000,000 | **4,949,196** |
| **Repurchase Agreements−83.1%** | | | |
| Citigroup Global Markets Holdings Inc. dated 6/30/08, due 7/1/08 in the amount of $6,000,283 (fully collateralized by $5,625,700 U.S. Treasury Notes, 6.50%, due 2/15/10, value $6,120,062) | 1.70 | 6,000,000 | 6,000,000 |
| Credit Suisse (USA) Inc. dated 6/30/08, due 7/1/08 in the amount of $4,000,250 (fully collateralized by $4,085,000 Government National Mortgage Association, 5.50%, due 6/15/38, value $4,082,913) | 2.25 | 4,000,000 | 4,000,000 |
| Goldman, Sachs & Co. dated 6/30/08, due 7/1/08 in the amount of $2,000,069 (fully collateralized by $1,440,600 U.S. Treasury Bonds, 8.75%, due 5/15/20, value $2,040,131) | 1.25 | 2,000,000 | 2,000,000 |
| J.P. Morgan Chase & Co. dated 6/30/08, due 7/1/08 in the amount of $4,000,239 (fully collateralized by $4,085,000 Government National Mortgage Association, 5.50%, due 6/15/38, value $4,082,913) | 2.15 | 4,000,000 | 4,000,000 |
| Lehman Brothers Inc. dated 6/30/08, due 7/1/08 in the amount of $6,000,167 (fully collateralized by $6,175,000 U.S. Treasury Bills, due 12/4/08, value $6,120,043) | 1.00 | 6,000,000 | 6,000,000 |

| Repurchase Agreements (continued) | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| Merrill Lynch & Co. Inc. dated 6/30/08, due 7/1/08 in the amount of $4,000,222 (fully collateralized by $5,960,000 Government National Mortgage Association, 5.50%, due 11/15/35, value $4,082,678) | 2.00 | 4,000,000 | 4,000,000 |
| UBS Securities LLC dated 6/30/08, due 7/1/08 in the amount of $6,000,283 (fully collateralized by $5,980,000 U.S. Treasury Notes, 5%, due 7/31/08, value $6,120,361) | 1.70 | 6,000,000 | 6,000,000 |
| **Total Repurchase Agreements** (cost $32,000,000) | | | **32,000,000** |
| **Total Investments** (cost $36,949,196) | | **96.0%** | **36,949,196** |
| **Cash and Receivables (Net)** | | **4.0%** | **1,547,972** |
| **Net Assets** | | **100.0%** | **38,497,168** |

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Repurchase Agreements | 83.1 | U.S. Treasury Bills | 12.9 |
| | | | **96.0** |

† Based on net assets.
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

| | Money Market Series | Government Securities Series |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments (including repurchase agreements of $32,000,000 for the Government Securities Series)—Note 2(b) | 98,649,394 | 36,949,196 |
| Cash | – | 1,656,245 |
| Interest receivable | 121,534 | 1,514 |
| Prepaid expenses | 12,018 | 10,468 |
| | **98,782,946** | **38,617,423** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates—Note 3(b) | 70,787 | 41,405 |
| Cash overdraft due to Custodian | 615,093 | – |
| Payable for shares of Beneficial Interest redeemed | – | 60,778 |
| Accrued expenses | 32,359 | 18,072 |
| | **718,239** | **120,255** |
| **Net Assets ($)** | **98,064,707** | **38,497,168** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | 98,066,963 | 38,497,161 |
| Accumulated net realized gain (loss) on investments | (2,256) | 7 |
| **Net Assets ($)** | **98,064,707** | **38,497,168** |

| **Net Asset Value Per Share** | | |
|---|---|---|
| | Money Market Series | Government Securities Series |
| Net Assets ($) | 98,064,707 | 38,497,168 |
| Shares Outstanding | 98,067,003 | 38,497,161 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

| | Money Market Series | Government Securities Series |
|---|---:|---:|
| **Investment Income ($):** | | |
| **Interest Income** | **1,884,452** | **425,682** |
| **Expenses–Note 2(c):** | | |
| Management fee–Note 3(a) | 259,464 | 89,509 |
| Custodian fees–Note 3(b) | 34,274 | 29,554 |
| Auditing fees | 24,273 | 21,822 |
| Shareholder servicing costs–Note 3(b) | 11,093 | 18,263 |
| Registration fees | 9,664 | 8,793 |
| Legal fees | 3,751 | 3,921 |
| Trustees' fees and expenses–Note 3(c) | 2,822 | 2,687 |
| Prospectus and shareholders' reports | 1,778 | 1,467 |
| Miscellaneous | 7,349 | 6,822 |
| **Total Expenses** | **354,468** | **182,838** |
| Less–reduction in fees due to earnings credits–Note 2(b) | (3,682) | (3,551) |
| **Net Expenses** | **350,786** | **179,287** |
| **Investment Income–Net** | **1,533,666** | **246,395** |
| **Net Realized Gain (Loss) on Investments–Note 2(b) ($)** | **2,384** | **4,212** |
| **Net Increase in Net Assets Resulting from Operations** | **1,536,050** | **250,607** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Money Market Series | | Government Securities Series | |
|---|---|---|---|---|
| | Six Months Ended June 30, 2008 (Unaudited) | Year Ended December 31, 2007 | Six Months Ended June 30, 2008 (Unaudited) | Year Ended December 31, 2007 |
| **Operations ($):** | | | | |
| Investment income–net | 1,533,666 | 10,727,171 | 246,395 | 1,105,644 |
| Net realized gain (loss) on investments | 2,384 | 4,067 | 4,212 | 1,421 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **1,536,050** | **10,731,238** | **250,607** | **1,107,065** |
| **Dividends to Shareholders from ($):** | | | | |
| **Investment income–net** | **(1,533,666)** | **(10,727,171)** | **(246,395)** | **(1,105,644)** |
| **Beneficial Interest Transactions** ($1.00 per share): | | | | |
| Net proceeds from shares sold | 235,946,291 | 549,084,223 | 321,607,136 | 471,058,162 |
| Dividends reinvested | 1,021,682 | 1,724,736 | 234,140 | 987,650 |
| Cost of shares redeemed | (239,871,851) | (846,143,630) | (315,856,591) | (465,123,895) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(2,903,878)** | **(295,334,671)** | **5,984,685** | **6,921,917** |
| **Total Increase (Decrease) in Net Assets** | **(2,901,494)** | **(295,330,604)** | **5,988,897** | **6,923,338** |
| **Net Assets ($):** | | | | |
| Beginning of Period | 100,966,201 | 396,296,805 | 32,508,271 | 25,584,933 |
| **End of Period** | **98,064,707** | **100,966,201** | **38,497,168** | **32,508,271** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

Money Market Series

The following tables describe the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended June 30, 2008 (Unaudited) | Year Ended December 31, | | | | |
| | | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .015 | .046 | .045 | .027 | .009 | .007 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.015) | (.046) | (.045) | (.027) | (.009) | (.007) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 2.99[a] | 4.68 | 4.61 | 2.70 | .87 | .73 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .68[a] | .59 | .55 | .55 | .55 | .54 |
| Ratio of net expenses to average net assets | .68[a,b] | .58 | .55 | .55 | .55 | .54[b] |
| Ratio of net investment income to average net assets | 2.96[a] | 4.73 | 4.52 | 2.65 | .88 | .74 |
| Net Assets, end of period ($ x 1,000) | 98,065 | 100,966 | 396,297 | 446,539 | 478,767 | 526,043 |

[a] Annualized.

[b] Expense waivers and/or reimbursements amounted to less than .01%.

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

Government Securities Series

| | Six Months Ended June 30, 2008 (Unaudited) | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .007 | .038 | .039 | .022 | .004 | .004 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.007) | (.038) | (.039) | (.022) | (.004) | (.004) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 1.36[a] | 3.88 | 3.99 | 2.19 | .42 | .44 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.02[a] | 1.08 | .95 | .89 | .86 | .69 |
| Ratio of net expenses to average net assets | 1.00[a] | 1.06 | .93 | .88 | .84 | .69[b] |
| Ratio of net investment income to average net assets | 1.38[a] | 3.86 | 3.96 | 2.17 | .37 | .47 |
| Net Assets, end of period ($ x 1,000) | 38,497 | 32,508 | 25,585 | 35,023 | 29,379 | 35,720 |

[a]  *Annualized.*
[b]  *Expense waivers and/or reimbursements amounted to less than .01%.*
*See notes to financial statements.*

### NOTE 1—General:

Dreyfus Institutional Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company issuing two series: the Money Market Series and the Government Securities Series. The fund accounts separately for the assets, liabilities and operations of each series. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, served as the distributor of the fund's shares, which are sold to the public without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Money Market Series and Government Securities Series.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for each series; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00 for each series.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

### NOTE 2—Significant Accounting Policies:

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

**Level 1**—quoted prices in active markets for identical securities.
**Level 2**—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
**Level 3**—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Act. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of June 30, 2008 in valuing the Money Market Series fund's investments carried at fair value:

| Valuation Inputs | Investments in Securities ($) |
|---|---|
| Level 1–Quoted Prices | 0 |
| Level 2–Other Significant Observable Inputs | 98,649,394 |
| Level 3–Significant Unobservable Inputs | 0 |
| **Total** | **98,649,394** |

The following is a summary of the inputs used as of June 30, 2008 in valuing the Government Securities Series fund's investments carried at fair value:

| Valuation Inputs | Investments in Securities ($) |
|---|---|
| Level 1–Quoted Prices | 0 |
| Level 2–Other Significant Observable Inputs | 36,949,196 |
| Level 3–Significant Unobservable Inputs | 0 |
| **Total** | **36,949,196** |

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

**(c) Expenses:** Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated among them on a pro rata basis.

**(d) Dividends to shareholders:** It is the policy of the fund, with respect to both series, to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gains, if any, with respect to both series, are normally declared and paid annually, but each series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). However, to the extent that a net realized capital gains of either series can be reduced by a capital loss carryover of that series, such gains will not be distributed.

**(e) Federal income taxes:** It is the policy of each series to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal tax purposes, each series is treated as a separate entity for the purposes of determining such qualification.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

Money Market Series has an unused capital loss carryover of $4,640 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $4,058 of the carryover expires in fiscal 2009 and $582 expires in fiscal 2013.

Government Securities Series has an unused capital loss carryover of $4,205 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, the carryover expires in fiscal 2012.

The tax characters of distributions for Money Market Series and Government Securities Series paid to shareholders during the fiscal year ended December 31, 2007 were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At June 30, 2008, the cost of investments of each series for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee for each series is computed at the annual rate of .50% of the value of the fund's average daily net assets of each series and is payable monthly.

**(b)** Under the Shareholder Services Plan, each series reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of each series' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2008, the Money Market Series and the Government Securities Series were charged $5,956 and $16,675, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2008, the Money Market Series and the Government Securities Series were charged $2,029 and $767, respectively, pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended June 30, 2008, the Money Market Series and the Government Securities Series, were charged $151 and $57, respectively, pursuant to the cash management agreement.

The fund compensates The Bank of New York under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2008, the Money Market Series and the Government Securities Series, were charged $34,274 and $29,554, respectively, pursuant to the custody agreement.

During the period ended June 30, 2008, each series was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities for the Money Market Series consist of: management fees $41,167, chief compliance officer fees $2,820, custodian fees $25,970 and transfer agency per account fees $830.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities for the Government Securities Series consist of: management fees $13,912, shareholder services plan fees $1,000, chief compliance officer fees $2,820, custodian fees $23,379 and transfer agency per account fees $294.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

# INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

## Money Market Series

At a meeting of the fund's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of (i) a group of institutional U.S. Treasury money market funds selected by Lipper (the "Institutional Performance Group") and to a larger universe of funds, consisting of all institutional U.S. Treasury money market funds (the "Institutional Performance Universe"); and (ii) a group of retail no-load U.S. Treasury money market funds (the "Retail Performance Group") and to a larger universe of funds, consisting of all retail U.S. Treasury money market funds (the "Retail Performance Universe"). Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of comparable institutional and retail groups of funds (the "Institutional Expense Group" and the "Retail Expense Group," respectively) and corresponding broader groups of funds (the "Institutional Expense Universe" and the "Retail Expense Universe", respectively), each selected and provided by Lipper. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

The fund's total return for the one- and two-year periods ended January 31, 2008 ranked in the third quartile of the Institutional Performance Group and the fourth quartile of the Institutional Performance Universe. The Board noted that the fund's investor base was primarily retail and, accordingly, the Retail Performance Group and Retail Performance Universe provided a better comparison for the fund. The Board noted that the fund's total return ranked in the fourth and second quartile of the Retail Performance Group and the Retail Performance Universe, respectively, for the one-year period ended January 31, 2008 and in the second quartile of the Retail Performance Group and Retail Performance Universe for the three-year period ended January 31, 2008.

In its review of the fund's management fee and operating expenses, the board noted, among other things, that the fund's management fee was ranked in the fourth quartile (with funds in the first quartile consisting of funds with the lowest fees) of the Retail Expense Group and the Retail Expense Universe but the fund's total expenses were in the second quartile of the Retail Expense Group and the Retail Expense Universe.

The Board noted that the fund's small asset base played a role in its rankings in the various expense categories. Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Funds"). Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that the differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size with increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board expressed its concern with the fund's performance, but noted that the performance was negatively impacted by the fund's small asset base.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

## Government Securities Series

At a meeting of the fund's Board held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of (i) a group of institutional U.S. Treasury money market funds selected by Lipper (the "Institutional Performance Group") and to a larger universe of funds, consisting of all institutional U.S. Treasury money market funds (the "Institutional Performance Universe"); and (ii) a group of retail no-load U.S. Treasury money market funds (the "Retail Performance Group") and to a larger universe of funds, consisting of all retail U.S. Treasury money market funds (the "Retail Performance Universe). Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of comparable institutional and retail groups of funds (the "Institutional Expense Group" and the "Retail Expense Group," respectively) and corresponding broader groups of funds (the "Institutional Expense Universe" and the "Retail Expense Universe, respectively"), each selected and provided by Lipper. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted, among other things, that the portfolio's average annual total return ranked in the fourth quartile of the Institutional Performance Group and Institutional Performance Universe for the one-, two-, and three-year periods ended January 31, 2008. The Board noted that the fund's performance was negatively impacted by its relatively small asset base, resulting in higher expenses as a percentage of fund assets.

The fund's management fee and expense ratios were in the fourth quartile of the Institutional Expense Group and Institutional Expense Universe. In its review of the fund's management fee and operating expenses, the board noted, among other things, that the fund shareholders were primarily individual investors and, accordingly, the Retail Performance Group and Retail Expense Group was a better comparison group for the Fund. The Board further noted that the fund's management fee was ranked in the third quartile of the Retail Expense Group and fourth quartile of the Retail Expense Universe, and the fund's total expenses were in the fourth quartile of the Retail Expense Group and the Retail Expense Universe. The Board noted that this resulted largely from the fund's relatively small asset base.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Funds"). Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that the differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund achieving a substantial size. It was also noted that Dreyfus did not realize a profit on the fund's operations.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board expressed its concern with the fund's overall performance, but noted that the performance was negatively impacted by the fund's small asset base.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

# For More Information

**Dreyfus**
**Institutional**
**Money Market Fund**
200 Park Avenue
New York, NY 10166

## Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

## Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &**
**Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

## Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

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**Ticker Symbols:**     Government Securities Series: DINXX     Money Market Series: DMSXX

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**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0179-0195SA0608